Registration Statement No. 333-234311
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated April 28, 2021
(To Prospectus dated October 24, 2019)

Pricing Term Sheet

Fixed-Rate Notes due 2032, 2041, and 2051

The information in this pricing term sheet relates only to the offering of U.S. dollar-denominated Notes (the “Dollar Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated April 28, 2021 relating to the Dollar Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 24, 2019, which forms a part of Registration Statement No. 333-234311.

Issuer:	The Coca-Cola Company

Security:	2.250% Notes due 2032 2.875% Notes due 2041 3.000% Notes due 2051

Offering Format:	SEC Registered

Principal Amount:	$2,000,000,000 of 2032 Notes $750,000,000 of 2041 Notes $700,000,000 of 2051 Notes[1]

Maturity Date:	January 5, 2032 for 2032 Notes May 5, 2041 for 2041 Notes March 5, 2051 for 2051 Notes

Coupon:	2.250% per year for 2032 Notes 2.875% per year for 2041 Notes 3.000% per year for 2051 Notes

Price to Public:	99.917% of principal amount for 2032 Notes 99.970% of principal amount for 2041 Notes 98.137% of principal amount for 2051 Notes[2]

1 The 2051 Notes will be identical to the terms of, and will be part of the same series as, the $1,000,000,000 aggregate principal amount of the 3.000% Notes due 2051 issued by The Coca-Cola Company on March 5, 2021). Upon settlement, the outstanding aggregate principal amount of the 3.000% Notes due 2051, including the 2051 Notes, will be $1,700,000,000.

2 Plus accrued interest of $3,500,000 from and including March 5, 2021 to but excluding the Settlement Date.

Yield to Maturity:	2.259% for 2032 Notes 2.877% for 2041 Notes 3.096% for 2051 Notes

Spread to Benchmark Treasury:	+65 bps for 2032 Notes +70 bps for 2041 Notes +80 bps for 2051 Notes

Benchmark Treasury:	UST 1.125% due February 15, 2031 for 2032 Notes UST 1.875% due February 15, 2041 for 2041 Notes UST 1.625% due November 15, 2050 for 2051 Notes

Benchmark Treasury Yield:	1.609% for 2032 Notes 2.177% for 2041 Notes 2.296% for 2051 Notes

Benchmark Treasury Price:	95-20 for 2032 Notes 95-05 for 2041 Notes 85-21 for 2051 Notes

Interest Payment Dates:

Semiannually on January 5 and July 5, commencing on July 5, 2021 for the 2032 Notes

Semiannually on May 5 and November 5, commencing on November 5, 2021 for the 2041 Notes

Semiannually on March 5 and September 5, commencing on September 5, 2021 for the 2051 Notes

Make-Whole Call:	+10 bps for 2032 Notes +15 bps for 2041 Notes +15 bps for 2051 Notes

Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering, together with cash on hand, for the purchase of the U.S. dollar-denominated notes tendered pursuant to the Tender Offers (as defined in the preliminary prospectus supplement) and the payment of related accrued and unpaid interest, premiums, fees and expenses, and the Dollar Notes Redemptions (as defined in the preliminary prospectus supplement), if applicable. The Coca-Cola Company may reallocate the net proceeds depending on market and other conditions in effect at the time for general corporate purposes. The offering is not conditioned upon the completion of the Concurrent Notes Offering (as defined in the preliminary prospectus supplement) or the Tender Offers.

Day Count Convention:	30 / 360

Trade Date:	April 28, 2021

Settlement Date*:	May 5, 2021 (T+5)

CUSIP / ISIN:	191216 DP2 / US191216DP21 for 2032 Notes 191216 DQ0 / US191216DQ04 for 2041 Notes 191216 DL1 / US191216DL17 for 2051 Notes

Denominations:	$2,000 x $1,000

Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

Underwriters:

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers: CastleOak Securities, L.P. R. Seelaus & Co., LLC Ramirez & Co., Inc. Siebert Williams Shank & Co., LLC

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

On April 28, 2021, The Coca-Cola Company announced an offering of €1 billion aggregate principal amount of certain euro-denominated senior notes pursuant to a separate prospectus supplement (the “Concurrent Notes Offering”). This offering is not conditioned upon the completion of the Concurrent Notes Offering, and the completion of the Concurrent Notes Offering is not conditioned upon the completion of this offering. There can be no assurances that The Coca-Cola Company will complete the Concurrent Notes Offering on the terms described herein or at all. Information regarding the Concurrent Notes Offering in the preliminary prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy any euro-denominated senior notes or any other securities to be issued by The Coca-Cola Company.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC at 1-212-834-4533, or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.